FORM 4

                  U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

           Filed pursuant to Section 16(a) of the Securities
                          Exchange Act of 1934



1. Name and Address of Reporting Person:


Melnick                           David
(Last)                           (First)


195 Carter Drive    Edison            NJ               08817
(Street)            (City)          (State)            (Zip)

2. Issuer Name and Ticker or Trading Symbol:


Pentech International Inc./PNTK

3. IRS or Social Security Number of Reporting Person (Voluntary):




4. Statement for Month/Year:


June 1999

5. If Amendment, Date of Original (Month/Year):




6. Relationship of Reporting Person to Issuer (Check all applicable):

   X       Director

   X       10% Owner

   X       Officer (give title below)

           Other (Specified below)


President and Chief Executive Officer



Table I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned:

1. Title of Security:

Common Stock


2. Transaction Date (Month/Day/Year):

6/17/99



3. Transaction Code:
   Code          V

    P            V


4. Securities Acquired (A) or Disposed of (D):

Amount            (A) or (D)           Price

9,900              A                   .71875


5. Amount of Securities Beneficially Owned at End of Month:

1,944,898*


6. Ownership Form-Direct (D) or Indirect (I):

I


7. Nature of Indirect Beneficial Ownership:

By children


Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities):

1. Title of Security:




2. Conversion or Exercise Price of Derivative Security:




3. Transaction Date (Month/Day/Year):



4. Transaction Code:
   Code          V



5. Number of Derivative Securities Acquired (A) or Disposed of
(D):



6. Date Exercisable and Expiration Date (Month/Day/Year):


(Date Exercisable)                   (Expiration Date)

7. Title and Amount of Underlying Securities:


(Title)                          (Amount of Number of Shares)

8. Price of Derivative Security:



9. Number of Derivative Securities Beneficially Owned at End of
Month:



10. Ownership Form of Derivative Security: Direct (D) or Indirect
(I):



11. Nature of Indirect Beneficial Ownership:



Explanation of Responses:

* Includes 869,228 shares of Pentech International Inc. Common Stock (the "Common Shares") owned by his wife, 147,450 Common Shares owned by his minor children and options to purchase 70,000 Common Shares which are presently exercisable. Does not include options to purchase 10,000 Common Shares which are not exercisable within sixty days.

s/David Melnick                                    6/18/99
Signature of Reporting Person                       Date

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